JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC

Unaudited Financial Statements For The Period of Inception Through July 31, 2017

August 18, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Jupiter Media & Entertainment Management, LLC
Dover, DE

We have reviewed the accompanying balance sheet of Jupiter Media & Entertainment Management, LLC as of July 31, 2017, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 18, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC
BALANCE SHEET
JULY 31, 2017
_____

<u>**LIABILITIES AND MEMBERS' EQUITY**</u>

MEMBERS' EQUITY

Contributed Capital	$	1,335
Retained Earnings (Deficit)		(1,335)
TOTAL MEMBERS' EQUITY		-
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	-

JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC
INCOME STATEMENT
FROM JULY 27, 2017 TO JULY 31, 2017

Operating Expense		
Accounting Costs	$	1,000
		1,000
Net Income from Operations		(1,000)
Other Income (Expense)		
Organizational Costs		(335)
Net Income	$	(1,335)

JUPITER MEDIA & ENTERTAINMENT MANAGEMENT LLC
STATEMENT OF CASH FLOWS
FROM JULY 27, 2017 TO JULY 31, 2017

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(1,335)
Net Cash Flows From Operating Activities		(1,335)
Cash Flows From Financing Activities		
Change in Contributed Capital		1,335
Net Cash Flows From Investing Activities		1,335
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		-
Cash at End of Period	$	-

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Jupiter Media & Entertainment Management LLC ("the Company") is a limited liability company organized under the laws of the State of Delaware. As such, members are limited in liability to their contributions of equity in the Company. The Company handles media, entertainment, and music management.

As of July 31, 2017, the Company had not commenced its principal operations or generated revenue. The company's current activities include preparations to raise additional capital. Risks and uncertainties related to the company's current activities may tie to the inability to raise sufficient capital for the launch of its planned principal operations or to the inability to operate a profitable business.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States as a sole propreitorship. The Company's first federal tax filing will be due in early 2018.

NOTE C- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 18, 2017, the date that the financial statements were available to be issued.